J.P. MORGAN SECURITIES LLC

MORGAN STANLEY & CO. LLC

c/o J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

c/o Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

June 20, 2017

Re:	Granite Point Mortgage Trust Inc. Registration Statement on Form S-11 (File No. 333-218197)

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:                    Sonia Barros, Assistant Director
Folake Ayoola, Senior Counsel

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several Underwriters, wish to advise you that 3,829 copies of the prospectus dated June 15, 2017, were distributed during the period June 15, 2017 through the date hereof to prospective underwriters, institutions, dealers and others.

We will comply, and have been informed by the participating underwriters that they will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Granite Point Mortgage Trust Inc. for acceleration of the effective date of the above-referenced Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on June 22, 2017 or as soon thereafter as practicable.

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Very truly yours,

J.P. MORGAN SECURITIES LLC

MORGAN STANLEY & CO. LLC

Acting severally on behalf of themselves and the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Alaoui Zenere
Name:	Alaoui Zenere
Title:	Vice President

MORGAN STANLEY & CO. LLC

By:	/s/ Michael Occi
Name:	Michael Occi
Title:	ED

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